LOCL Enterprises Inc.

PROFIT AND LOSS (UNAUDITED)

January 1 - July 17, 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	2.21
Auto Expense	0.00
Bank Charges & Fees	30.00
Brand Design Services	750.00
Legal & Professional Services	0.00
Marketing & Advertising	99.00
Meals & Entertainment	182.66
Office Supplies & Software	369.69
Product Design Services	70.00
Product Samples	1,320.00
Total Expenses	**$2,823.56**
NET OPERATING INCOME	**$ -2,823.56**
Other Income	
Interest Income	0.01
Total Other Income	**$0.01**
NET OTHER INCOME	**$0.01**
NET INCOME	**$ -2,823.55**

LOCL Enterprises Inc.

BALANCE SHEET (UNAUDITED)

As of July 17, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Market Rate Savings (0117)	250.01
Wells Fargo Simple Business Checking (0109)	4,666.14
Total Bank Accounts	**$4,916.15**
Total Current Assets	**$4,916.15**
Fixed Assets	
Computers and Technology	5,298.00
Trademarks & Patents	2,821.05
Total Fixed Assets	**$8,119.05**
Other Assets	
Other Assets	41.25
Total Other Assets	**$41.25**
TOTAL ASSETS	**$13,076.45**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Common Stock $0.001 par value	900.00
Common stock (in excess of par)	15,000.00
Retained Earnings	0.00
Net Income	-2,823.55
Total Equity	**$13,076.45**
TOTAL LIABILITIES AND EQUITY	**$13,076.45**

LOCL Enterprises Inc.

STATEMENT OF CASH FLOWS (UNAUDITED)

January 1 - July 17, 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,823.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -2,823.55**
INVESTING ACTIVITIES	
Computers and Technology	-5,298.00
Trademarks & Patents	-2,821.05
Other Assets	-41.25
Net cash provided by investing activities	**$ -8,160.30**
FINANCING ACTIVITIES	
Common Stock $0.001 par value	900.00
Common stock (in excess of par)	15,000.00
Net cash provided by financing activities	**$15,900.00**
NET CASH INCREASE FOR PERIOD	**$4,916.15**
CASH AT END OF PERIOD	**$4,916.15**

LOCL ENTERPRISES INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
July 17, 2019

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

LOCL Enterprises Inc. d/b/a LOCL ("the Company") is a corporation formed under the laws of the State of Delaware. LOCL is a premium lifestyle brand that designs, develops, markets and sells premium performance apparel focused on the global surfwear market.

The Company will conduct an equity crowdfund offering during the second half of 2019 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed products or services for which payment has not yet been received. Management's experience suggests that losses on this account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory

The Company's inventory includes completed goods, raw materials, and supplies that are held for sale. Management's experience suggests that losses due to obsolescence or damage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Cost of Goods Sold

Cost of Goods Sold includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C - LEASES

The Company plans to lease office buildings (or portions thereof) and equipment used by the Company in the ordinary course of business. Obligations associated with buildings or equipment with leases that meet the criteria for "capital lease" treatment under GAAP will be recognized as liabilities on the Company's balance sheets.

NOTE D - INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company anticipates a net operating loss in 2019. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2019 will expire if unused after tax-year 2039. The Company's 2019 federal tax filing will be subject to inspection by the Internal Revenue Service until 2023.

The Company is subject to Franchise Tax requirements in the State of Delaware. The Company's Delaware tax filings for tax year 2019 will be subject to review by that State until the expiration of the statutory period in 2023.

NOTE E - EQUITY BASED COMPENSATION

In the second half of 2019, the Company plans to adopt an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan will vest at the rate of 25% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of July 17, 2019, zero options have been issued.

NOTE F - DEBT

As of July 17, 2019, the Company does not hold any debt.

NOTE G - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H - SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 17, 2019, the date that the financial statements were available to be issued.